United states

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

26North BDC, Inc.

(Name of Issuer)

Shares of Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	Schedule 13G	Page 1 of 6

1	Names of Reporting Persons North Giant Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 200,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 200,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.1%
12	Type of Reporting Person CO

CUSIP No. N/A	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons Daniel Jaeggi
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 200,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 200,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.1%
12	Type of Reporting Person IN

CUSIP No. N/A	Schedule 13G	Page 3 of 6

ITEM 1.	(a)	Name of Issuer:

26North BDC, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

600 Madison Avenue, 26th Floor, New York, NY 10022

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

North Giant Limited

Daniel Jaeggi

(b)	Address or Principal Business Office:

The principal business address for North Giant Limited is PO Box 186, Royal Chambers, St Julian’s Avenue, St Peter Port, Guernsey GY1 4HP, and the principal business address for Daniel Jaeggi is c/o North Giant Limited, PO Box 186, Royal Chambers, St Julian’s Avenue, St Peter Port, Guernsey GY1 4HP.

(c)	Citizenship of each Reporting Person is:

North Giant Limited is organized under the laws of Guernsey. Daniel Jaeggi is a citizen of Switzerland.

(d)	Title of Class of Securities:

Shares of Common Stock, par value $0.001 per share (“Common Stock”).

(e)	CUSIP Number:

None.

ITEM 3.

Not applicable.

CUSIP No. N/A	Schedule 13G	Page 4 of 6

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2023, based upon 2,811,738 shares of Common Stock outstanding as of December 31, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
North Giant Limited	200,000	7.1%	0	200,000	0	200,000
Daniel Jaeggi	200,000	7.1%	0	200,000	0	200,000

North Giant Limited is the record holder of the shares of Common Stock reported herein. Daniel Jaeggi is the sole stockholder of North Giant Limited. As a result, Daniel Jaeggi may be deemed to share beneficial ownership of the shares of Common Stock directly held by North Giant Limited.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. N/A	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

North Giant Limited

By:	/s/ Patrick Burki
Name:	Patrick Burki
Title:	Director

Daniel Jaeggi

/s/ Daniel Jaeggi

CUSIP No. N/A	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.